Exhibit 99.3
SILVERCREST MINES INC.   Security Class    Holder Account Number  Form of Proxy - Annual General Meeting to be held on June 11, 2013  This Form of Proxy is solicited by and on behalf of Management.  Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, the management-designated proxyholder will vote this proxy in favour of the passage of the resolutions set forth herein and for the nominees of management for directors and the auditor, as identified herein. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot in respect of a resolution that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management.  Proxies submitted must be received by Computershare by 10:00 AM (Pacific Daylight Time) on Friday, June 7, 2013.  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!   To Vote Using the Telephone
• Call the number listed BELOW from a touch tone telephone.  1-866-732-VOTE (8683) Toll Free  To Vote Using the Internet   • Go to the following web site:   • Smartphone?  Scan the QR code to vote now.   www.investorvote.com  If you vote by telephone or the Internet, DO NOT mail back this proxy.  Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.  Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.  To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.  CONTROL NUMBER

Appointment of Proxyholder  I/We, being registered shareholder(s) of SilverCrest Mines Inc. (the "Company") hereby appoint(s): J. Scott Drever (Chairman, President and a Director of the Company), or failing him, Barney Magnusson (Chief Financial Officer and a Director of the Company), or failing him, Bernard Poznanski (Corporate Secretary of the Company), OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of SilverCrest Mines Inc. to be held at the Metropolitan Hotel Vancouver, Connaught Room, 645 Howe Street, Vancouver, British Columbia, on June 11, 2013 at 10:00 AM (Pacific Daylight Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 1 6 6 8 5 8 A R 1 J S L Q 1. Election of Directors 01. J. Scott Drever For Withhold 02. Ross O. Glanville For Withhold 03. Barney Magnusson For Withhold 04. George W. Sanders 05. Graham C. Thody 2. Appointment of Auditor
Appointment of Davidson & Company as Auditor of the Company for the ensuing year. For Withhold 3. Approval of New Stock Option Plan To approve the Company’s “rolling 10%” Stock Option Plan, as more particularly described in the accompanying Management's Information
Circular. For Against 4. Approval of Advance Notice Policy for Nomination of Directors To approve, ratify and confirm the Company’s advance notice policy for nomination of Directors, as more particularly described in the accompanying Management's Information Circular. For Against